UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74965F104
(CUSIP Number)

Kenneth Nadel
Wolverine Asset Management, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois 60604
(312) 884-4400

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Michael A. Adelstein, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7540

October 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.99% (see Item 5(a) below)

14	TYPE OF REPORTING PERSON
IA

* The Reporting Persons are prohibited from converting any Series C-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series C-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.99% (see Item 5(a) below)

14	TYPE OF REPORTING PERSON
HC

* The Reporting Persons are prohibited from converting any Series C-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series C-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.99% (see Item 5(a) below)

14	TYPE OF REPORTING PERSON
CO/HC

* The Reporting Persons are prohibited from converting any Series C-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series C-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.99% (see Item 5(a) below)

14	TYPE OF REPORTING PERSON
IN/HC

* The Reporting Persons are prohibited from converting any Series C-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series C-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

	10	SHARED DISPOSITIVE POWER
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
Series C-1 Convertible Preferred Stock convertible into 1,333,334 shares of common stock Warrants exercisable into 406,790 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
9.99% (see Item 5(a) below)

14	TYPE OF REPORTING PERSON
IN/HC

* The Reporting Persons are prohibited from converting any Series C-1 Convertible Preferred Stock or exercising certain warrants if as a result the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock.  The securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full conversion of the Series C-1 Convertible Preferred Stock and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the Reporting Persons, after giving effect to these limitations, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 74965F104	Page 7 of 9 Pages

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the “Amendment No. 2”) amends the Schedule 13D filed on June 1, 2015, as amended by Amendment No. 1 on October 13, 2015 [File Number 005-87011] (the “Original Schedule 13D”, as amended by this Amendment No. 2, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) below. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item3 is amended as follows:

The securities reported herein as acquired on October 14, 2016 (as described in Item 6) were acquired for the account of Wolverine Flagship Fund Trading Limited, a private investment fund managed by WAM (the “Flagship Fund”). The source of funding was the exchange of 4,000 shares of the Issuer’s Series A-1 Convertible Preferred Stock and warrants to purchase 400,000 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

(a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference.

The securities reported on this Schedule consist of 4,000 Series C-1 Convertible Preferred Stock of the Issuer, initially convertible into 1,333,334 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock at $1.50 per share and warrants to purchase 6,790 shares of Common Stock at $36 per share, provided, that the Reporting Persons are prohibited from converting any convertible preferred stock or exercising any warrants in excess of the 9.99% Blocker.

(b) Each of the Reporting Persons shares power to direct the vote and/or to direct the disposition of the securities reported herein, and none of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the securities reported herein.  WAM, as investment manager of the Flagship Fund, is deemed to have beneficial ownership of the securities reported herein.  The sole member and manager of WAM is WH.  Bellick and Gust may be deemed to control WTP, the general partner of WH.

(c) Within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended as follows:

Preferred Stock and Warrant Exchange

On October 14, 2016, pursuant to the Preferred Stock and Warrant Exchange Agreement for Series A-1 Convertible Preferred Stock (see Exhibit 99.7) and the Certificate of Designations of the Series C-1 Convertible Preferred Stock of the Issuer, the Flagship Fund acquired 4,000 shares of the Issuer’s Series C-1 Convertible Preferred Stock (the “Series C-1 Convertible Preferred Stock”), convertible into 1,333,334 shares of Common Stock, and warrants to purchase 400,000 shares of Common Stock (the “Warrants”) in exchange for the Series A-1 Convertible Preferred Stock and 2015 Warrants previously acquired on May 20, 2015.  All references in the Original Schedule 13D to the Series A-1 Convertible Preferred Stock of the Issuer shall be amended to refer to the Series C-1 Convertible Preferred Stock of the Issuer.

CUSIP No. 74965F104	Page 8 of 9 Pages

The Series C-1 Convertible Preferred Stock and Warrants were exchanged in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as set forth in Section 3(a)(9) of the Securities Act.

The foregoing description of the Series C-1 Convertible Preferred Stock and Warrants issued in the exchange does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the applicable certificate of designations and form of warrant with respect thereto, copies of which are attached as Exhibits to the Company’s Form 8-K filed with the SEC on August 22, 2016 or the Company’s Form 8-K filed with the SEC on October 17, 2016 and which are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and restated in its entirety to file the following documents as exhibits:

EXHIBITS

99.1
Joint Filing Agreement, among Wolverine Asset Management, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, and Robert R. Bellick (incorporated by reference to Appendix I to the Original Schedule 13D).

99.2
Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.3
Form of Certificate of Designations of the Series A-1 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.4	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.5
Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015).

99.6	Waiver Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016).

99.7
Preferred Stock and Warrant Exchange Agreement for Series A-1 Convertible Preferred Stock (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016).

99.8
Form of Certificate of Designations of the Series C-1 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on October 17, 2016).

99.9	Exchanged 2015 Warrant (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016).

CUSIP No. 74965F104	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2016

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick